UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated January 11, 2018, titled “ABB nominates new board members”.

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ZURICH, SWITZERLAND, JANUARY 11, 2018

ABB nominates new board members

At the coming annual general meeting (AGM) on March 29, 2018, all ABB Board of Directors members will stand for reelection, with the exceptions of Ying Yeh and Louis R. Hughes, who have decided not to seek another term. Additionally, following a careful selection process, the Board of Directors has nominated three new candidates for seats on the board – Jennifer Xin-Zhe Li, former CFO of Baidu and current head of Baidu Capital, Geraldine Matchett, Global CFO of Royal DSM, and Gunnar Brock, the former President and CEO of Atlas Copco Group. The shareholders will vote on each candidate for election to the board at the AGM.

“We are pleased to nominate Jennifer, Geraldine and Gunnar to ABB’s Board of Directors,” said Peter Voser, Chairman of the Board. “Each of these exceptional individuals brings relevant, long-term experience and judgment to the role. At the same time, I would like to thank Ying Yeh and Lou Hughes for their outstanding contributions to our work in the past. Lou has been Chairman of the Finance, Audit and Compliance Committee and offered years of long-standing service for which we are very grateful.”

Jennifer Xin-Zhe Li became head of Baidu Capital in 2017. Previously she served as CFO of Baidu, Inc., and in a range of senior financial positions at General Motors. She holds an MBA from the University of British Columbia.

Geraldine Matchett has been the Global CFO of Royal DSM since 2014. She was previously the Global CFO at SGS S.A. in Switzerland. She holds a master’s degree in sustainable development from the University of Cambridge.

Gunnar Brock has formerly served as President and CEO of Atlas Copco Group, President and CEO of Thule International, President and CEO of Tetra Pak Group, and President and CEO of Alfa Laval Group. He is currently Chairman of the Board at Mölnlycke Health Care AB and Stena AB and is a board member at Investor AB, ABB’s largest shareholder, and among others, Patricia AB. He holds an MBA from the Stockholm School of Economics.

The election of ABB’s nominees would bring the number of board members from 10 to 11.

ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids, serving customers in utilities, industry and transport & infrastructure globally. Continuing a history of innovation spanning more than 130 years, ABB today is writing the future of industrial digitalization and driving the Energy and Fourth Industrial Revolutions. As title partner of Formula E, the fully electric international FIA motorsport class, ABB is pushing the boundaries of e-mobility to contribute to a sustainable future. ABB operates in more than 100 countries with about 136,000 employees. www.abb.com

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For more information, please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: January 11, 2018.	By:	/s/ Jessica Mitchell
		Name:	Jessica Mitchell
		Title:	Group Senior Vice President and Head of Investor Relations

Date: January 11, 2018.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance